===============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ---------

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                         WINSTAR COMMUNICATIONS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
           (CONVERTIBLE FROM SERIES G AND SERIES H SENIOR CUMULATIVE
            PARTICIPATING CONVERTIBLE PREFERRED STOCK AND ISSUABLE
                          UPON EXERCISE OF WARRANTS)
                        (Title of Class of Securities)

                                   ---------

                                   975515107
                                (Cusip Number)

               Credit Suisse First Boston Equity Partners, L.P.
          Credit Suisse First Boston Equity Partners (Bermuda), L.P.
                                 EMA Funds LLC
                      Constellation Equity Partners, L.P.
               Credit Suisse First Boston Advisory Partners, LLC
                 Credit Suisse First Boston (Bermuda) Limited
                          Credit Suisse First Boston
                   Hemisphere Private Equity Partners, Ltd.
                       Hemisphere Trust Company Limited
                      (Name of Persons Filing Statement)

                               Hartley R. Rogers
                               Managing Director
              Credit Suisse First Boston Private Equity Division
                               11 Madison Avenue
                              New York, NY 10010
                                 212 325-2000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 6, 2000
            (Date of Event which Requires Filing of this Statement)

                                   ---------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]

===============================================================================

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 2 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Credit Suisse First Boston Equity Partners, L.P.
       13-3994124
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              3,587,455 shares of Common Stock,
                                              par value $0.01+

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                0

                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              8,896,231 shares of Common Stock,
                                              par value $0.01*

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,896,231 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN

-------------------------------------------------------------------------------

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

* Includes 1,140,088 shares of Common Stock issuable upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 3 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Credit Suisse First Boston Equity Partners (Bermuda), L.P.
       98-0191048
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              1,003,151 shares of Common Stock,
                                              par value $0.01+

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                0

                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              2,487,641 shares of Common Stock,
                                              par value $0.01*

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,487,641 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.6%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN

-------------------------------------------------------------------------------

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

* Includes 318,682 shares of Common Stock issuable upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 4 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       EMA Funds LLC

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              340,378 shares of Common Stock,
                                              par value $0.01+

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                0

                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              842,871 shares of Common Stock,
                                              par value $0.01*

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       842,871 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.9%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN

-------------------------------------------------------------------------------

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

* Includes 113,067 shares of Common Stock issuable upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 5 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Constellation Equity Partners, L.P.
       52-2208299
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              1,364,081 shares of Common Stock,
                                              par value $0.01+

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                0

                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              8,381,929 shares of Common Stock,
                                              par value $0.01*

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,381,929 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.5%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN

-------------------------------------------------------------------------------

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

* Includes 317,067 shares of Common Stock issuable upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 6 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Credit Suisse First Boston Advisory Partners, LLC
       13-3947082
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       Not applicable

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-------------------------------------------------------------------------------
                                         7    SOLE VOTING POWER
                                              0

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                0

                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              0

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              15,668,672 shares of Common Stock,
                                              par value $0.01#*

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,668,672 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.5%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IA

-------------------------------------------------------------------------------

# Relates to the 15,608,672 shares of Common Stock held by the CSFB Funds and 60,000 shares of Common Stock held by Hartley R. Rogers.

* Includes 1,888,904 shares of Common Stock issuable to the CSFB Funds upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 7 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Credit Suisse First Boston (Bermuda) Limited
       98-0186105

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       Not applicable

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              0

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                340,378 shares of Common Stock,
                                              par value $0.01#+
                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              0

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       340,378 shares of Common Stock, par value $0.01+

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.4%+

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO

-------------------------------------------------------------------------------

#    Relates to the 340,378 shares of Common Stock held by EMA.

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 8 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Credit Suisse First Boston, on behalf of the Credit Suisse First
       Boston business unit
       13-5015677

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       Not applicable

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Switzerland

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              0

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                499,961 shares of Common Stock,
                                              par value $0.01#+
                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              0

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              15,828,255 shares of Common Stock,
                                              par value $0.01##*

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,828,255 shares of Common Stock, par value $0.01*

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.5%*

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       BK, HC, 00

-------------------------------------------------------------------------------

# Relates to the 340,378 shares of Common Stock held by EMA and 159,583 shares of Common Stock held by CSFBC.

## Relates to the 15,608,672 shares of Common Stock held by the CSFB Funds, 60,000 shares of Common Stock held by Hartley R. Rogers and 159,583 shares of Common Stock held by CSFBC.

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

* Includes 1,888,904 shares of Common Shares issuable to the CSFB Funds upon the exercise of the Warrants which are exercisable on June 6, 2001.

                                  SCHEDULE 13D

CUSIP No. 975515107                                           Page 9 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Hemisphere Private Equity Partners, Ltd.

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       Not applicable

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              0

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                5,954,687 shares of Common Stock,
                                              par value $0.01#+
                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              0

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,954,687 shares of Common Stock, par value $0.01+

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.1%+

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO

-------------------------------------------------------------------------------

# Relates to the 5,954,687 shares of Common Stock held by CSFBEP, CSFBEP Bermuda and Constellation.

+ Reflects the agreement set forth in the Voting Agreement as described in Item 6 of the Amendment No. 1.

                                  SCHEDULE 13D

CUSIP No. 975515107                                          Page 10 of 40 Pages
-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Hemisphere Trust Company Limited

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       Not applicable

-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda

-------------------------------------------------------------------------------
                                          7   SOLE VOTING POWER
                                              0

           NUMBER OF SHARES             ---------------------------------------
      BENEFICIALLY OWNED BY EACH         8    SHARED VOTING POWER
         REPORTING PERSON WITH                5,954,687 shares of Common Stock,
                                              par value $0.01#+
                                        ---------------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              0

                                        ---------------------------------------
                                         10   SHARED DISPOSITIVE POWER
                                              0

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,954,687 shares of Common Stock, par value $0.01+

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.15%+

-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       BK, HC, 00

-------------------------------------------------------------------------------


# Relates to the 5,954,687 shares of Common Stock held by CSFBEP, CSFBEP Bermuda and Constellation.

+    Reflects the agreement set forth in the Voting Agreement as described in
     Item 6 of the Amendment No. 1.

     This Amendment No. 1 ("Amendment No. 1") amends and restates in its entirety the Report on Schedule 13D (the "Schedule 13D"), originally filed on February 11, 2000, by the Reporting Persons, with respect to the shares of common stock, $0.01 par value per share (the "Common Shares") of Winstar Communications, Inc., a Delaware corporation (the "Issuer").

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 685 Third Avenue, New York, NY 10017.

     The Schedule 13D was filed due to the acquisition on February 1, 2000 (as described below in Item 3) of Series G Senior Cumulative Participating Convertible Preferred Stock, $.01 par value per share (the "Series G Shares"), of the Issuer. The Series G Shares are convertible into Common Shares at any time at the option of the holder of Series G Shares. Each holder of Series G Shares is entitled to vote on all matters and is entitled, subject to the Voting Agreement (as described in Item 6) to that number of votes equal to the number of Common Shares into which such holder's Series G Shares could be converted. If any cash dividends are paid on the Common Shares, the holders of the Series G Shares are entitled to receive such cash dividend on an as-converted basis. In addition, each Series G Share pays cumulative dividends at a rate equal to the excess (if any) of (i) 5.75% per annum on its liquidation preference over (ii) the amount of any regular cash dividends per Series G Share that have been paid during the applicable dividend period on the Common Shares. Such dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to the record holders of Series G Shares as of March 1, June 1, September 1 and December 1. The Issuer has the option to pay these dividends in cash or by adding the amount of the dividend to the liquidation preference.

     This Amendment No. 1 to Schedule 13D is being filed due to the recent acquisition (as described below in Item 3) of Series H Senior Cumulative Participating Convertible Preferred Stock, $.01 par value per share (the "Series H Shares") of the Issuer, and warrants to purchase up to an aggregate of 1,888,904 shares of Common Shares (the "Warrants") of the Issuer. The Series H Shares are convertible into Common Shares at any time at the option of the holder of Series H Shares. Each holder of Series H Shares is entitled to vote on all matters and is entitled, subject to the Voting Agreement, to that number of votes equal to the number of Common Shares into which such holder's Series H Shares could be converted. If any cash dividends are paid on the Common Shares, the holders of the Series H Shares are entitled to receive such cash dividend on an as-converted basis. In addition, each Series H Share pays cumulative dividends at a rate equal to the excess (if any) of (i) 12.5% per annum on its liquidation preference over (ii) the amount of any regular cash dividends per Series H Share that have been paid during the applicable dividend period on the Common Shares. Such dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to the record holders of Series H Shares as of March 1, June 1, September 1 and December 1. The Issuer has the option to pay these dividends in cash or by adding the amount of the dividend to the liquidation preference. The Warrants are exercisable during the period commencing on the earlier of (i) 180 days from December 6, 2000 and (ii) the date on which a change of control occurs and ending on December 6, 2005.

     Item 2. Identity and Background.

     This Amendment No. 1 is being filed by the following entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

     (1) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

     (2) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

     (3)  EMA Funds LLC, a Delaware limited liability company ("EMA"),

     (4) Constellation Equity Partners, L.P., a Delaware limited partnership ("Constellation" and, together with CSFBEP, CSFBEP Bermuda and EMA, the "CSFB Funds"),

     (5) Credit Suisse First Boston Advisory Partners, LLC, a Delaware limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and Constellation,

     (6) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the managing member of EMA,

     (7) Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, including CSFB Advisory Partners, CSFB Bermuda Limited , Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation, and Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit"),

     (8) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and Constellation, and

     (9) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.

     The principal business and office of each of the CSFB Funds, CSFB Advisory Partners, CSFB Bermuda Limited, CSFBI, CSFB-USA and CSFBC is 11 Madison Avenue, New York, New York 10010.

     Pursuant to investment advisory agreements with CSFBEP, CSFBEP Bermuda and Constellation, CSFB Advisory Partners makes all investment decisions for these three CSFB Funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, EMA must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to EMA's limited liability company agreement. Thus, CSFB Advisory Partners may be deemed to be the beneficial owner of the Series G Shares, Series H Shares, the Warrants and the underlying Common Shares owned by the CSFB Funds. CSFB Advisory Partners is a wholly-owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly-owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

     CSFB Bermuda Limited is the managing member of EMA and thus manages and controls the affairs of EMA which, unlike the other CSFB Funds, is not advised in its investment decisions by CSFB Advisory Partners. However, pursuant to its limited liability company agreement, EMA must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a subsidiary of the Bank.

     The CSFB Business Unit is engaged in corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit, which provides asset management and investment advisory services to institutional investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland.

     The Bank owns directly a majority of the voting stock and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is CSG. CSFBI owns 100% of the voting stock of CSFB-USA. CSFBC is a wholly-owned subsidiary of CSFB-USA. CSFB Bermuda Limited is a wholly owned subsidiary of CSFBC.

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, CH-8001, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Common Shares that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited. To the best of its knowledge, CSG and its executive officers and directors do not beneficially own Common Shares other than as reported in this Amendment No. 1. CSG hereby undertakes to amend this Amendment No. 1, if necessary, to include any material information required by Items 2 through 6 of
Schedule 13D with respect to any Common Shares that may be beneficially owned by executive officers or directors of CSG.

     Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and Constellation and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. The business address of Hemisphere Trust is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. The Hemisphere Trust Company Limited is the trustee of Hemisphere Trust and is an indirect, wholly-owned subsidiary of Mutual Risk Management Ltd., a Bermuda company limited by shares. Mutual Risk Management Ltd. is an international risk management company whose principal business address is 44 Church Street, Hamilton HM12, Bermuda. To the extent that The Hemisphere Trust Company Limited controls Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.

     The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of CSG, the CSFB Business Unit, CSFBI, CSFB-USA, CSFBC, CSFB Advisory Partners, CSFB Bermuda Limited, Hemisphere and Hemisphere Trust Company Limited are set forth on Schedules I-IX which is incorporated herein by reference. None of the CSFB Funds has any officers or directors separate from the officers and directors of its general partner or managing member, as the case may be.

     None of the Reporting Persons, any of the executive officers or directors of such persons, CSG, CSFBI, CSFB-USA, CSFBC or, to the best of their knowledge, any of their executive officers or directors, in each case which are listed on Schedules I-IX, during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The beneficial ownership interest in the Common Shares underlying the Series G Shares was obtained pursuant to the Securities Purchase Agreement dated as of December 15, 1999 (the "Series G Securities Purchase Agreement") among the Issuer and one of its wholly-owned subsidiaries, CSFBEP, CSFBEP Bermuda, EMA Private Equity Fund 1999, L.P. ("EMA 1999") and several other purchasers. Constellation acquired its beneficial ownership of the Common Shares underlying the Series G Shares pursuant to an Assignment and Assumption Agreement dated as of January 12, 2000 among CSFBEP, CSFBEP Bermuda, EMA 1999 and Constellation (collectively, the "Initial CSFB Funds"). EMA acquired its beneficial ownership of the Common Shares underlying the Series G Shares from EMA 1999, which is a member of EMA, pursuant to its limited liability company agreement dated as of December 5, 2000. The acquisition of the Series G Shares by the Initial CSFB Funds was made in exchange for $400,000,000. The cash consideration came from funds available for investment of each of the Initial CSFB Funds.

     The beneficial ownership interest in the Common Shares underlying the Series H Shares and the Warrants was obtained pursuant to the Securities Purchase Agreement dated as of November 7, 2000 among the Issuer and one of its wholly-owned subsidiaries, CSFBEP, CSFBEP Bermuda and several other purchasers (the "Series H Securities Purchase Agreement"). Constellation and EMA each acquired its beneficial ownership of the Common Shares underlying the Series H Shares and the Warrants pursuant to an Assignment and Assumption Agreement dated as of December 6, 2000 among the CSFB Funds. The acquisition of the Series H Shares and the Warrants by the CSFB Funds was made in exchange for $111,112,000. The cash consideration came from funds available for investment of each of the CSFB Funds.

     Separate from the transaction described above in this Item 3 and in connection with its regular broker-dealer activities, CSFBC engages in purchase and sale transactions in the Common Shares and certain shares of preferred stock of the Issuer that are convertible into Common Shares ("Convertible Shares") as a market maker. As of the filing date, CSFBC held a net position (including Convertible Shares on an as-converted basis) of 159,583 Common Shares in its trading account, acquired from time to time in open market transactions in the ordinary course of business, using working capital funds. The CSFB Business Unit, by virtue of the Bank's indirect majority ownership of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the Common Shares held by CSFBC pursuant to its trading activities described above.

     Item 4. Purpose of Transaction.

     The CSFB Funds have acquired the Series G Shares, the Series H Shares and the Warrants for investment. The CSFB Funds intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the CSFB Funds may consider from time to time various alternative courses of action. Subject to the Amended and Restated Shareholders Agreement (as described in Item 6), such actions may include the acquisition of Common Shares or additional Series G Shares, Series H Shares or Warrants through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Shares, Series G Shares, Series H Shares or Warrants in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the CSFB Funds have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to the Amended and Restated Shareholders Agreement, CSFBEP has the right to designate one director nominee to the Board of Directors of the Issuer so long as it continues to beneficially own 40% of its initial holdings of Series G Shares or Series H Shares on an as-converted basis.

     Item 5. Interest in Securities of the Issuer.

     (a) The CSFB Funds have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own, (i) 400,000 Series G Shares, representing approximately 44.4% of the outstanding Series G Shares of the Issuer; (ii) 111,112 Series H Shares, representing approximately 41.2% of the outstanding Series H Shares of the Issuer; and (iii) Warrants to purchase 1,888,904 Common Shares of the Issuer.

     By virtue of holding these Series G Shares, Series H Shares and Warrants, the CSFB Funds beneficially own approximately 15,608,672 Common Shares (including 1,888,904 Common Shares issuable upon the exercise of the Warrants), representing (x) approximately 14.5% beneficial ownership of Common Shares and
(y) 4.9% of the voting power of the Issuer. The individual holdings of the CSFB Funds are as follows: (i) CSFBEP - 8,896,231 Common Shares, representing approximately 8.8% beneficial ownership of Common Shares and 2.8% of the voting power of the Issuer, (ii) CSFBEP Bermuda - 2,487,641 Common Shares, representing approximately 2.6% beneficial ownership of Common Shares and 0.8% of the voting power of the Issuer, (iii) EMA - 842,871 Common Shares, representing approximately 0.9% beneficial ownership of Common Shares and 0.3% of the voting power of the Issuer and (iv) Constellation - 3,381,929 Common Shares, representing approximately 3.5% beneficial ownership of Common Shares and 1.1% of the voting power of the Issuer.

     As described in Item 2 and the following sentence, CSFB Advisory Partners may be deemed to beneficially own the 15,608,672 Common Shares held by the CSFB Funds and the 60,000 Option Shares held by Hartley R. Rogers, representing approximately 14.5% beneficial ownership of Common Shares. As of the filing date, Hartley R.

Rogers, in his capacity as a former Director of the Issuer designated by CSFBEP, holds options to buy 60,000 Common Shares (the "Options") at the exercise price of $47.2083 per Common Share (the Common Shares issuable upon the exercise of the Options are referred to herein as the "Option Shares"). Mr. Rogers has assigned all economic interest in and power to exercise the Options to CSFB Advisory Partners.

     As described in Item 2, CSFB Bermuda Limited as the managing member of EMA may be deemed to be the beneficial owner of the 340,378 Common Shares held by EMA (which may be voted by such funds pursuant to the Voting Agreement), representing approximately 0.4% beneficial ownership of Common Shares.

     As of the filing date, CSFBC, in connection with its broker-dealer activities, beneficially owned a net position (including Convertible Shares on an as-converted basis) of 159,583 Common Shares. The CSFB Business Unit, by virtue of the Bank's 100 percent ownership of CSFB Advisory Partners and indirect majority ownership of CSFBC, may be deemed to beneficially own, on an as-converted basis, 15,828,255 Common Shares, representing approximately 14.5% beneficial ownership of Common Shares.

     Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and Constellation, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to beneficially own the 5,954,687 Common Shares held by these three funds (which may be voted by such funds pursuant to the Voting Agreement), representing approximately 6.1% beneficial ownership of Common Shares.

     The foregoing percentages are based on 92,193,015 Common Shares outstanding on October 31, 2000.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of its knowledge, any persons named in Schedules I-IX hereto owns beneficially any Series G Shares, Series H Shares, Warrants or Common Shares.

     (b) The CSFB Funds have sole power to vote and to dispose of 400,000 Series G Shares, 111,112 Series H Shares and 1,888,904 Common Shares issuable upon the exercise of the Warrants (the "Warrant Shares"); provided that pursuant to the Voting Agreement (as described in Item 6), these Series G Shares, Series H Shares and Warrant Shares held by the CSFB Funds may not, in the aggregate, represent more than 4.9% of the outstanding voting power of the Issuer.

     Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and Constellation, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to share voting power with these three funds over the 5,954,687 Common Shares held by such funds (which may be voted by them pursuant to the Voting Agreement).

     CSFB Bermuda Limited, as the managing member of EMA, and the CSFB Business Unit, by virtue of the Bank's indirect majority ownership of CSFB Bermuda Limited, may be deemed to share voting power with EMA over the 340,378 Common Shares held by EMA (which may be voted by EMA pursuant to the Voting Agreement). In addition, the CSFB Business Unit, by virtue of the Bank's 100 percent ownership of CSFB Advisory Partners, and CSFB Advisory Partners may be deemed to share the power to dispose or direct the disposition of 15,608,672 Common Shares held by the CSFB Funds and the 60,000 Option Shares held by Hartley R. Rogers. Further, the CSFB Business Unit, by virtue of the Bank's indirect majority ownership of CSFBC, may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 159,583 shares of Common Stock held by CSFBC pursuant to its trading activities described in
Item 4.

     (c) During the past 60 days, other than as described in the following sentence, no transactions in the Common Shares have been effected by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, by any of the individuals listed on Schedules I-IX. During the past 60 days, CSFBC has effectuated as a market maker in the ordinary course of business, (i) 4459 transactions in the Common Shares, purchasing and selling the Common Shares at prices ranging from $13.75 to $27.75, (ii) 5 transactions in the Issuer's 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series A Shares"), purchasing and selling the Series A Shares at prices ranging from $30.25 to $38.50, (iii) 12 transactions in the Issuer's 7% Series D Senior Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series D Shares"), purchasing and selling the Series D Shares at prices ranging from $33.00 to $39.04 and (iv) 32 transactions in the Issuer's 7.25% Series F

Senior Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series F Shares"), purchasing and selling the Series F Shares at prices ranging from $535.00 to $710.00.

     (d) Inapplicable.

     (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 6, 2000, the CSFB Funds entered into an Amended and Restated Shareholders Agreement with the Issuer, amending and restating the Shareholders Agreement dated as of February 1, 2000 (as amended), pursuant to which (a) each of the CSFB Funds agreed that until the earlier of February 1, 2010 or the date on which such CSFB Fund holds less than 20% of its initial holdings of Series G Shares or Series H Shares on an as-converted basis, it will not purchase any additional voting securities of the Issuer without the Issuer's consent, (b) each of the CSFB Funds are subject to certain restrictions on transfer relating to its Series G Shares, Series H Shares, Warrants and the underlying Common Shares and (c) the Issuer granted the CSFB Funds customary demand and "piggyback" registration rights.

     The form of Amended and Restated Shareholders Agreement was previously filed on November 17, 2000 with the Securities and Exchange Commission (the "Commission") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Issuer as an exhibit to the Current Report on Form 8-K/A dated November 7, 2000 and is hereby incorporated by reference.

     On December 6, 2000, the CSFB Funds entered into an agreement with the Issuer (the "Voting Agreement") pursuant to which the CSFB Funds irrevocably agreed to vote all their Series G Shares, Series H Shares and Common Shares that represent, on an as-converted basis, in excess of 4.9% of the outstanding voting power of the Issuer, in proportion to all votes cast by the other holders of voting securities of the Issuer. The Voting Agreement is filed as an exhibit hereto.

     Except for the Amended and Restated Shareholders Agreement and the Voting Agreement described above and except as described above in Item 2 and Item 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: The Series G Securities Purchase Agreement, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

     Exhibit 2: Form of Certificate of Designations, Preferences and Rights of Series G Senior Cumulative Participating Convertible Preferred Stock, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K dated December 15, 1999 and is hereby incorporated by reference.

     Exhibit 3: The Series H Securities Purchase Agreement, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K/A dated November 7, 2000 and is hereby incorporated by reference.

     Exhibit 4: Form of Certificate of Designations, Preferences and Rights of Series H Senior Cumulative Participating Convertible Preferred Stock, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K/A dated November 7, 2000 and is hereby incorporated by reference.

     Exhibit 5: Form of Warrants, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K/A dated November 7, 2000 and is hereby incorporated by reference.

     Exhibit 6: The form of Amended and Restated Shareholders Agreement, as previously filed with the Commission under the Exchange Act by the Issuer as an exhibit to the Current Report on Form 8-K/A dated November 7, 2000 and is hereby incorporated by reference.

     Exhibit 7: The Voting Agreement dated as of December 6, 2000 among the Issuer and the CSFB Funds.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000


                                    CREDIT SUISSE FIRST BOSTON EQUITY
                                    PARTNERS, L.P.


                                    By:   /s/ Hartley R. Rogers
                                       ----------------------------
                                       Name:  Hartley R. Rogers
                                       Title: Attorney-in-fact

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    CREDIT SUISSE FIRST BOSTON EQUITY
                                    PARTNERS (BERMUDA), L.P.


                                    By:   /s/ Hartley R. Rogers
                                       ----------------------------
                                       Name:  Hartley R. Rogers
                                       Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    EMA FUNDS LLC


                                    By:   /s/ Hartley R. Rogers
                                       ----------------------------
                                       Name:  Hartley R. Rogers
                                       Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    CONSTELLATION EQUITY PARTNERS, L.P.


                                    By:   /s/ Hartley R. Rogers
                                       ----------------------------
                                       Name:  Hartley R. Rogers
                                       Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    CREDIT SUISSE FIRST BOSTON ADVISORY
                                    PARTNERS, LLC


                                    By:   /s/ Hartley R. Rogers
                                       ----------------------------
                                       Name:  Hartley R. Rogers
                                       Title: Managing Director


                                 Page 22 fo 40

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    CREDIT SUISSE FIRST BOSTON
                                    acting solely on behalf of the Credit
                                    Suisse First Boston Business Unit


                                    By:   /s/ David A. DeNunzio
                                       ----------------------------
                                       Name:  David A. DeNunzio
                                       Title: Managing Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                   CREDIT SUISSE FIRST BOSTON (BERMUDA) LIMITED


                                   By:   /s/ Joseph F. Huber
                                      ----------------------------
                                      Name:  Joseph F. Huber
                                      Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.


                                    By:   /s/ Marty Brandt
                                       ----------------------------
                                       Name:  Marty Brandt
                                       Title: Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2000

                                    HEMISPHERE PRIVATE EQUITY PARTNERS
                                    CHARITABLE TRUST

                                    By: Hemisphere Trust Company Limited in
                                    its capacity as trustee


                                    By:   /s/ Margaret Every
                                       ----------------------------
                                       Name:  Margaret Every
                                       Title: Director

                                                                     SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              CREDIT SUISSE GROUP


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse Group are set forth below. Except as indicated below, (i) the individual's business address is P.O. Box 1, 8070 Zurich, Switzerland, (ii) each occupation set forth opposite an individual's name refers to Credit Suisse Group and (iii) all of the persons listed below are citizens of Switzerland.

         Name and Business Address of Directors             Present Principal Occupation Including Name of Employer
--------------------------------------------------------    -----------------------------------------------------------
Lukas Muhlemann - Chairman..............................    Chairman of the Board and Chief Executive Officer of Credit
                                                              Suisse Group

Peter Brabeck-Letmathe - Vice-Chairman..................    Vice-Chairman of the Board and Chief Executive Officer of
  Nestle SA, 1800 Vevey, Switzerland                           Nestle SA

Dr. Thomas W. Bechtler..................................    Chairman of the Board of Zellweger Luwa AG
  Zellweger Luwa AG, Wilstrasse 11, 8610 Uster,
  Switzerland

Philippe Bruggisser.....................................    President and Chief Executive Officer of SAirGroup
 SairGroup, 8058 Zurich Airport, Switzerland

Dr. Marc-Henri Chaudet..................................    Attorney-at-Law
  Avenue Paul-Ceresole 3, P.O. Box 908,
  1800 Vevey, Switzerland

Gerald Clark............................................    Vice-Chairman of the Board and Chief Investment Officer of
  Metropolitan Life Insurance Company, One                    Metropolitan Life Insurance Company
  Madison Avenue, New York, NY 10010 USA

Prof. Dr. Arthur W. Dunkel..............................    Former General Manager of GATT
  56, Rue du Stand, 1204 Geneva, Switzerland

John M. Hennessy........................................    Chairman Private Equity of Credit Suisse First Boston
  11 Madison Avenue, New York, NY 10010 USA

Walter B. Kielholz......................................    Chief Executive Officer of Swiss Re
  Swiss Re, Mythenquai 50/60, 8022 Zurich,
  Switzerland

Lionel I. Pincus........................................    Chairman and Chief Executive Officer of E.M. Warburg,
  E.M. Warburg, Pincus & Co., LLC, 466                        Pincus & Co.
  Lexington Avenue, New York, NY 10017 USA

Thomas M. Schmidheiny...................................    Chairman of the Board and of the Executive Committee of
  "Holderbank" Financiere Glaris Ltd.,                        "Holderbank" Financiere Glaris Ltd.
  Zurcherstrasse 156, 8645 Jona, Switzerland

Verena Spoerry..........................................    Member of the Council of States
   Giesshubelstrasse 45, 8045 Zurich, Switzerland

Aziz R. D. Syriani......................................    President and Chief Operating Officer of The Olayan Group
  The Olayan Group, 111 Poseidonos Avenue,
  P.O. Box 70028, Glyfada, Athens 17610, Greece

Dr. Daniel L. Vasella...................................    Chairman and Chief Executive Officer of Novartis AG
  Novartis AG, 4002 Basel, Switzerland

With respect to the members of the Board of Directors, Mr. Brabeck-Letmathe is a citizen of Austria, Messrs. Clark, Hennessy and Pincus are citizens of the United States of America, and Mr. Syriani is a citizen of Canada.

     Name and Business Address of Executive Officers         Present Principal Occupation Including Name of Employer
--------------------------------------------------------     -----------------------------------------------------------
Lukas Muhlemann..........................................    Chief Executive Officer

Dr. Hans-Ulrich Doerig...................................    Vice Chairman of the Executive Board, Chief Risk Officer

Philip Keebler Ryan......................................    Chief Financial Officer

                                 Page 27 of 40


Rolf Dorig...............................................    Chief Executive Officer of Credit Suisse Banking
  Credit Suisse, P.O. Box 100, 8070 Zurich,
  Switzerland

Oswald Jurgen Grubel.....................................    Chief Executive Officer of Credit Suisse Private Banking
  Credit Suisse Private Banking, P.O. Box 500,
  8070 Zurich, Switzerland

Allen D. Wheat...........................................    Chief Executive Officer of Credit Suisse First Boston
  11 Madison Avenue, New York, NY 10010 USA

Richard Edward Thornburg.................................    Vice Chairman of the Executive Board of Credit Suisse First
  11 Madison Avenue, New York, NY 10010 USA                    Boston

Phillip Maxwell Colebatch................................    Chief Executive Officer of Credit Suisse Asset Management
  Credit Suisse Asset Management, Beaufort
  House, 15 St. Botolph Street, London EC3A 7JJ
  United Kingdom

Dr. Thomas Peter Wellauer................................    Chief Executive Officer of Credit Suisse Financial Services
  Credit Suisse Financial Services, P.O. Box 2,
  8070 Zurich, Switzerland

With respect to the Executive Board/Executive Officers of Credit Suisse Group, Mr. Colebatch is a citizen of Australia, Mr. Grubel is a citizen of Germany, and Messrs. Thornburgh, Ryan and Wheat are citizens of the United States of America.

                                                                   SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                   CREDIT SUISSE FIRST BOSTON BUSINESS UNIT


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Unit are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Business Unit. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

            Name and Business Address                 Present Principal Occupation Including Name of Employer
--------------------------------------------------    --------------------------------------------------------------
Directors and Executive Officers

Allen D. Wheat....................................    Chief Executive Officer, Credit Suisse First Boston and
Chairman                                              member of the Executive Board, Credit Suisse Group

Brady W. Dougan...................................    Head of Equities of Credit Suisse First Boston Business Unit
Board Member

Stephen A.M. Hester...............................    Chief Financial Officer, Credit Suisse First Boston, Inc.
Board Member

David C. Mulford..................................    Vice Chairman, Credit Suisse First Boston, Inc. and
Board Member                                          Chairman International, Credit Suisse First Boston Business Unit

Stephen E. Stonefield.............................    Chairman Pacific, Credit Suisse First Boston Business Unit
Board Member
  Uetlibergstrasse 231
  P.O. Box 900, CH-8045
  Zurich, Switzerland

Charles G. Ward III...............................    Head of Corporate and Investment Banking, Credit Suisse
Board Member                                          First Boston Corporation

David A. DeNunzio.................................    Chief Executive Officer, Private Equity Division
Executive Officer

John M. Hennessy..................................    Chairman, Private Equity Division
Executive Officer

Anthony F. Daddino................................    Chief Administrative Officer of Credit Suisse First Boston
Board Member                                          Business Unit

                                 Page 29 of 40


Hamilton E. James.................................    Co-Head of Investment Banking of Credit Suisse First
Board Member                                          Boston Business Unit

Gates H. Hawn.....................................    Head of Financial Services of Credit Suisse First Boston
Board Member                                          Business Unit

Bennett Goodman...................................    Managing Director and Global Head of Leveraged Finance
Board Member                                          Fixed Income Division of Credit Suisse First Boston
                                                      Business Unit

David S. Moore....................................    Deputy Head of Global Equity Trading of Credit Suisse First
Board Member                                          Boston Business Unit

Joe L. Roby.......................................    Chairman of Credit Suisse First Boston Business Unit
Board Member

Messrs. Hester, Hotimsky and Mulford are British citizens, and Mr. Meyenburg is a citizen of Switzerland.

                                                                   SCHEDULE III

                             EXECUTIVE OFFICERS OF
                          CREDIT SUISSE FIRST BOSTON
                            ADVISORY PARTNERS, LLC


The name, business address, title, present principal occupation or employment of each of the executive officers of Credit Suisse First Boston Advisory Partners, LLC are set forth below. If no business address is given the officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston Advisory Partners, LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

           Name and Business Address                Present Principal Occupation Including Name of Employer
------------------------------------------------    -------------------------------------------------------
Executive Officers
David A. DeNunzio...............................    Chief Executive Officer
John M. Hennessy................................    Chairman
George R. Hornig................................    Chief Financial and Administrative Officer
Hartley Rogers..................................    Managing Director
Michael Schmertzler.............................    Managing Director
Frederick M.R. Smith............................    Managing Director
Lindsay Hollister...............................    Vice President - General Counsel

                                                                    SCHEDULE IV

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          CREDIT SUISSE FIRST BOSTON
                               (BERMUDA) LIMITED


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse First Boston (Bermuda) Limited are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston (Bermuda) Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

            Name and Business Address                Present Principal Occupation Including Name of Employer
-------------------------------------------------    ---------------------------------------------------------------
Directors and Executive Officers
David A. DeNunzio................................    Chairman of the Board and President
Joseph F. Huber..................................    Director of Credit Suisse First Boston (Bermuda) Limited and
                                                     Managing Director of Human Resources of
                                                     Credit Suisse First Boston Business Unit
David C. O'Leary.................................    Director of Credit Suisse First Boston (Bermuda) Limited and
                                                     Managing Director of Global Human Resources of
                                                     Credit Suisse First Boston Business Unit
Andrew M. Hutcher................................    Vice President and Chief Legal Officer
Michael B. Radest................................    Chief Compliance Officer

                                                                     SCHEDULE V

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Private Equity Partners, Ltd. are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited, which has the same business address as Hemisphere Private Equity Partners, Ltd. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.

                   Name and Business Address                       Present Principal Occupation Including Name of Employer
---------------------------------------------------------------    -------------------------------------------------------
Directors

Thomas Healy...................................................    Chief Executive Officer

Ronan Daly.....................................................    Managing Director,
  Hemisphere Management (Ireland) Limited,                         Hemisphere Management (Ireland) Limited
  4(th) Floor, Frederick House, South Frederick Street,
  Dublin 2 Ireland

Marty Brandt...................................................    Vice President - Legal Counsel

Executive Officers (who are not Directors)

Christine Perinchief...........................................    Secretary

Mr. Brandt is a Canadian citizen, and Ms. Perinchief is a citizen of Bermuda.

                                                                    SCHEDULE VI

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        HEMISPHERE TRUST COMPANY LIMITED


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Trust Company Limited are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.

                 Name and Business Address                      Present Principal Occupation Including Name of Employer
-----------------------------------------------------------------------------------------------------------------------
Directors
Christopher Wetherhill.....................................    Consultant (British Citizen)
Thomas Healy...............................................    Chief Executive Officer
Ronan Daly.................................................    Executive Vice President
Margaret Every.............................................    Executive Vice President Private Clients
                                                               (Bermudian Citizen)
Robert Mulderig............................................    Chairman and Chief Executive Officer of Mutual Risk
  Mutual Risk Management Ltd., 44 Church Street,               Management Ltd. (Bermudian Citizen)
  Hamilton, Bermuda

Executive Officers (who are not Directors)
Christine Perinchief.......................................    Assistant Secretary
Marty Brandt...............................................    Assistant Secretary

Mr. Wetherhill is a British citizen, Mr. Brandt is a Canadian citizen and Ms. Every, Mr. Mulderig and Ms. Perinchief are citizens of Bermuda.

                                                                   SCHEDULE VII

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    CREDIT SUISSE FIRST BOSTON CORPORATION


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Corporation are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

            Name and Business Address                Present Principal Occupation Including Name of Employer
-------------------------------------------------    -------------------------------------------------------
Directors and Executive Officers
David M. Brodsky.................................    General Counsel, Credit Suisse
General Counsel                                      First Boston Corporation

Richard F. Brueckner.............................    Managing Director of Credit Suisse First Boston Corporation
Managing Director

Michael J. Campbell..............................    Managing Director of Credit Suisse First Boston Corporation
Managing Director

Anthony F. Daddino...............................    Chief Administrative Officer of Credit Suisse First Boston
Managing Director                                    Business Unit

Frank J. Decongelio, Jr..........................    Head of Operations of Credit Suisse First Boston Corporation
Chief Operations Officer

Brady W. Dougan..................................    Head of Equities of Credit Suisse First Boston Business Unit
Board Member
Managing Director

D. Wilson Ervin..................................    Head of Strategic Risk Management of Credit Suisse First
Managing Director                                    Boston Business Unit

David C. Fisher..................................    Chief Financial Officer of Credit Suisse First Boston Corporation
Chief Financial Officer

Hamilton E. James................................    Co-Head of Investment Banking of Credit Suisse First
Board Member                                         Boston Business Unit
Managing Director

Joseph T. McLaughlin.............................    Executive Vice President - Legal and Regulatory Affairs of
Board Member                                         Credit Suisse First Boston Business Unit

Garrett M. Moran.................................    Head of Private Equity of Credit Suisse First Boston
Managing Director                                    Business Unit

Robert C. O'Brien................................    Chief Credit Officer of Credit Suisse First Boston Business
Managing Director                                    Unit

Carlos Onis......................................    Managing Director, Credit Suisse First Boston Corporation
Board Member


                                 Page 35 of 40


Joe L. Roby......................................    Chairman of Credit Suisse First Boston Business Unit
Board Member

Lori M. Russo....................................    Secretary, Credit Suisse First Boston Corporation
Secretary

Richard E. Thornburgh............................    Vice Chairman of the Executive Board and Chief Financial
Board Member                                         Officer of Credit Suisse First Boston Business Unit and
Managing Director                                    Member of the Executive Board of Credit Suisse Group

Charles G. Ward, III.............................    Co-Head of Investment Banking of Credit Suisse First
Board Member                                         Boston Business Unit
Managing Director

Allen D. Wheat...................................    Chairman of the Executive Board and President and Chief
Board Member                                         Executive Officer of Credit Suisse First Boston Business
President and CEO                                    Unit and Member of the Executive Board of Credit Suisse
                                                     Group

Lewis H. Wirshba.................................    Treasurer of Credit Suisse First Boston Business Unit
Treasurer
Managing Director

                                                                  SCHEDULE VIII

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       CREDIT SUISSE FIRST BOSTON, INC.


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Inc. are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

               Name and Business Address                   Present Principal Occupation Including Name of Employer
-------------------------------------------------------    -------------------------------------------------------
Directors and Executive Officers
Anthony F. Daddino.....................................    Chief Administrative Officer of Credit Suisse First Boston Corporation
Chief Financial and Administrative Officer
and Board Member

Brady W. Dougan........................................    Head of Equities of Credit Suisse First Boston Business Unit
Division Head - Equities
and Board Member

D. Wilson Ervin........................................    Head of Strategic Risk Management of Credit Suisse First
Head of Strategic Risk Management                          Boston Business Unit

David C. Fisher........................................    Chief Financial Officer of Credit Suisse First Boston Corporation
Chief Financial Officer

Gates H. Hawn..........................................    Head of Financial Services of Credit Suisse First Boston Business Unit
Head of Financial Services
and Board Member

Stephen A.M. Hester....................................    Head of Fixed Income of Credit Suisse First Boston Business Unit
Division Head - Fixed Income
and Board Member

Hamilton E. James......................................    Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                      Boston Business Unit
and Board Member

Christopher G. Martin..................................    Head of Technology, Operations and Finance of
Head of Technology, Operations and Finance                 Credit Suisse First Boston Business Unit

Joseph T. McLaughlin...................................    Executive Vice President - Legal and Regulatory Affairs of
General Counsel                                            Credit Suisse First Boston Business Unit
and Board Member

Garrett M. Moran.......................................    Head of Private Equity of Credit Suisse First Boston Business Unit
Head of Private Equity

Robert C. O'Brien......................................    Chief Credit Officer of Credit Suisse First Boston Business Unit
Chief Credit Officer

Joe L. Roby............................................    Chairman of the Credit Suisse First Boston Business Unit
Board Member

                                 Page 37 of 40


Richard E. Thornburgh..................................    Vice Chairman of the Executive Board and Chief Financial
Division Head - Finance, Administration                    Officer of Credit Suisse First Boston Business Unit and Member
and Operations and Board Member                            of the Executive Board of Credit Suisse Group

Charles G. Ward, III...................................    Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                      Boston Business Unit
and Board Member

Allen Wheat............................................    Chairman of the Executive Board and President and Chief
President and Chief Executive                              Executive Officer of Credit Suisse First Boston Business Unit
                                                           and Member of the Executive Board of Credit Suisse Group

Lewis H. Wirshba.......................................    Treasurer of Credit Suisse First Boston Business Unit
Treasurer

                                                                    SCHEDULE IX

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     CREDIT SUISSE FIRST BOSTON (USA), INC.


The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston (USA), Inc. are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston (USA), Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

               Name and Business Address                   Present Principal Occupation Including Name of Employer
-------------------------------------------------------    -------------------------------------------------------
Directors and Executive Officers
Anthony F. Daddino.....................................    Chief Administrative Officer of Credit Suisse First Boston Corporation
Chief Financial and Administrative Officer
and Board Member

Brady W. Dougan........................................    Head of Equities of Credit Suisse First Boston Business Unit
Division Head - Equities
and Board Member

D. Wilson Ervin........................................    Head of Strategic Risk Management of Credit Suisse First
Head of Strategic Risk Management                          Boston Business Unit

David C. Fisher........................................    Chief Financial Officer of Credit Suisse First Boston Corporation
Chief Financial Officer

Gates H. Hawn..........................................    Head of Financial Services of Credit Suisse First Boston Business Unit
Head of Financial Services
and Board Member

Stephen A.M. Hester....................................    Head of Fixed Income of Credit Suisse First Boston Business Unit
Division Head - Fixed Income
and Board Member

Hamilton E. James......................................    Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                      Boston Business Unit
and Board Member

Christopher G. Martin..................................    Head of Technology, Operations and Finance of
Head of Technology, Operations and Finance                 Credit Suisse First Boston Business Unit

Joseph T. McLaughlin...................................    Executive Vice President - Legal and Regulatory Affairs of
General Counsel                                            Credit Suisse First Boston Business Unit
and Board Member

Garrett M. Moran.......................................    Head of Private Equity of Credit Suisse First Boston Business Unit
Head of Private Equity

Robert C. O'Brien......................................    Chief Credit Officer of Credit Suisse First Boston Business Unit
Chief Credit Officer

Joe L. Roby............................................    Chairman of the Credit Suisse First Boston Business Unit
Board Member


                                 Page 39 of 40


Richard E. Thornburgh..................................    Vice Chairman of the Executive Board and Chief Financial
Division Head - Finance, Administration                    Officer of Credit Suisse First Boston Business Unit and Member
and Operations and Board Member                            of the Executive Board of Credit Suisse Group

Charles G. Ward, III...................................    Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                      Boston Business Unit
and Board Member

Allen Wheat............................................    Chairman of the Executive Board and President and Chief
President and Chief Executive                              Executive Officer of Credit Suisse First Boston Business Unit
                                                           and Member of the Executive Board of Credit Suisse Group

Lewis H. Wirshba.......................................    Treasurer of Credit Suisse First Boston Business Unit
Treasurer

Robert M. Baylis.......................................    Member of the Board of Directors for various unaffiliated
Board Member                                               companies and organizations

Philip K. Ryan.........................................    Member of the Executive Board and Chief Financial Officer
Board Member                                               of Credit Suisse Group

Maynard J. Toll, Jr....................................    Retired Investment Banker; Chairman, Edmund S. Muskie
Board Member                                               Foundation; President, Nelson & Toll Properties, Ltd.

                                 EMA FUNDS LLC
                           LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS: that EMA Funds LLC, a Delaware limited Liability Company ("EMA Fund"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent EMA Fund with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of EMA Fund any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in Winstar Communications, Inc,, or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on EMA Fund's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                             Mr. George R. Hornig
                             Mr. Kenneth J. Lohsen
                             Mr. Michael Schmertzler
                             Mr. Hartley R. Rogers

     This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

     This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 30, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

     IN WITNESS WHEREOF this Power of Attorney has been executed on the 4th day of December.

                                        EMA FUNDS LLC

                                        By: Credit Suisse First Boston (Bermuda)
                                            Limited, its managing member

                                            By:   /s/ David A. DeNunzio
                                               --------------------------------
                                               Name:  David A. DeNunzio
                                               Title: President